

March 21, 2014

Via E-mail
Wayne Graham
Chief Financial Officer
Alaska Communications Systems Group, Inc.
600 Telephone Avenue
Anchorage, Alaska 99503-6091

> **RE: Alaska Communications Systems Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 8, 2013**
> **Response dated February 27, 2014**
> **File No. 000-28167**

Dear Mr. Graham:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

2. Equity Method Investments, page 9

1.   We note your response to comment 2. Providing network capacity appears to represent a service. As such, it is unclear why you based your valuation of the network capacity on the value of your network, as opposed to using the market value of the capacity itself. Please explain why you did not use a more direct, or market-based, fair value for the capacity. Clarify whether there is a market for network capacity.

2.   Further, please explain your "cost based" valuation approach in more detail. For instance, clarify whether you based your valuation on the cost to acquire, or the cost to construct, your networks. Explain why the total cost of maintaining your network was used as an input in determining the fair value of the capacity. Finally, explain why this method was used rather than other possible methods. Specifically address why a model using future cash flows as an input was not considered preferable.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage Jr., for

Larry Spirgel
Assistant Director